AMERICAN BUSINESS CORPORATION
             11921 Brinley Avenue - Louisville, KY  40243
          Telephone (502) 244-1964 - Facsimile (502) 244-1327




March 21, 2006
Via Facsimile:  (202) 772-9202


Beverly A. Singleton, Staff Accountant
Division of Corporate Finance
US Securities and Exchange Commission
Washington, DC  20549

Re:  Commission File Number 033-16417-LA

Dear Ms. Singleton:

Enclosed please find our response to your letter of March 17, 2006 presented in the same order as your comments:

Item 4.01 Form 8-K
------------------

1) The exact date of RRBB's resignation was June 15, 2005 by virtue of the Registrant's receipt of RRBB's First Class letter dated June 14, 2005, a copy of which was attached to the Registrant's Form 8-K filed June 20, 2005. The re-reporting of RRBB's resignation was an inadvertent error made in my haste to report the retention of Mountjoy & Bressler as t he Registrant's new registered independent accountants on a Form 8-K filed March 6, 2006.

In the interests of timeliness, the unaudited interim financial statements included in the June 30, 2005 and September 30, 2005 Quarterly Reports on Forms 10-QSB were filed without being reviewed by an independent auditor. The indication "Not Reviewed" was placed above the September 30, 2005 report column, but not thought of during the preparation of the June 30, 2005, as having one's independent auditors resign without notice was a completely novel experience.

2) Mountjoy & Bressler was engaged to review the June 30 and September 30, 2005 quarterly reports and to examine and opine on the Registrant's year-end financial statements. As soon as their quarterly work is completed, the Registrant will amend each Form 10-QSB accordingly.

In connection with this response, the Registrant acknowledges that:
a) it is responsible for the accuracy of the disclosures in its filings, b) SEC Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to any filing, and c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Registrant understands that the Division of Enforcement has access to all information the Registrant provides to the Division of Corporation Finance Staff in its review of any filings or in response to its comments thereon.

Sincerely,

/s/ Anthony R. Russo
---------------------------
Anthony R. Russo
President


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